                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                                 ROMTECH, INC.
                ______________________________________________
                               (Name of Issuer)

                                 COMMON STOCK
                ______________________________________________
                        (Title of Class of Securities)

                                  775810 10 4
                          __________________________
                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 8 pages

CUSIP No. 775810 10 4                  13G                   Page 2 of 8 pages

______________________________________________________________________________

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Odyssey Capital Group, L.P.
23-2600849
______________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [   ]
                                                             (b) [ X ]
______________________________________________________________________________
3.  SEC USE ONLY

______________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Pennsylvania
______________________________________________________________________________
    5.  SOLE VOTING POWER

                     0
                   ___________________________________________________________
 NUMBER OF         6.  SHARED VOTING POWER
   SHARES
BENEFICIALLY         1,333,144
  OWNED BY         ___________________________________________________________
    EACH           7.  SOLE DISPOSITIVE POWER
 REPORTING
   PERSON            0
    WITH           ___________________________________________________________
                   8.  SHARED DISPOSITIVE POWER

                     1,333,144
______________________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,333,144
______________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [   ]
______________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     14.5%
______________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     PN
______________________________________________________________________________

CUSIP No. 775810 10 4                  13G                   Page 3 of 8 pages

______________________________________________________________________________

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    John P. Kirwin, III
    ###-##-####
______________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [   ]
                                                             (b) [ X ]
______________________________________________________________________________
3.  SEC USE ONLY

______________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
______________________________________________________________________________
    5.  SOLE VOTING POWER

                     20,000
                   ___________________________________________________________
 NUMBER OF         6.  SHARED VOTING POWER
   SHARES
BENEFICIALLY         1,333,144
  OWNED BY         ___________________________________________________________
    EACH           7.  SOLE DISPOSITIVE POWER
 REPORTING
   PERSON            20,000
    WITH           ___________________________________________________________
                   8.  SHARED DISPOSITIVE POWER

                     1,333,144
______________________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,353,144
______________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [   ]
______________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     14.6%
______________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN
______________________________________________________________________________

CUSIP No. 775810 10 4                  13G                   Page 4 of 8 pages

______________________________________________________________________________

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Bruce E. Terker
    ###-##-####
______________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [   ]
                                                             (b) [ X ]
______________________________________________________________________________
3.  SEC USE ONLY

______________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
______________________________________________________________________________
    5.  SOLE VOTING POWER

                     56,401
                   ___________________________________________________________
 NUMBER OF         6.  SHARED VOTING POWER
   SHARES
BENEFICIALLY         1,333,144
  OWNED BY         ___________________________________________________________
    EACH           7.  SOLE DISPOSITIVE POWER
 REPORTING
   PERSON            56,401
    WITH           ___________________________________________________________
                   8.  SHARED DISPOSITIVE POWER

                     1,333,144
______________________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,389,545
______________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [   ]
______________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     15%
______________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN
______________________________________________________________________________

CUSIP No. 775810 10 4                  13G                   Page 5 of 8 pages

______________________________________________________________________________

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Kirk B. Griswold
    ###-##-####
______________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [   ]
                                                             (b) [ X ]
______________________________________________________________________________
3.  SEC USE ONLY

______________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
______________________________________________________________________________
    5.  SOLE VOTING POWER

                     0
                   ___________________________________________________________
 NUMBER OF         6.  SHARED VOTING POWER
   SHARES
BENEFICIALLY         1,333,144
  OWNED BY         ___________________________________________________________
    EACH           7.  SOLE DISPOSITIVE POWER
 REPORTING
   PERSON            0
    WITH           ___________________________________________________________
                   8.  SHARED DISPOSITIVE POWER

                     1,333,144
______________________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,333,144
______________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [   ]
______________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     14.5%
______________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN
______________________________________________________________________________

CUSIP No.  775810 10 4                 13G                   Page 6 of 8 pages

______________________________________________________________________________


Item 1(a) Name of Issuer
          ______________

          RomTech, Inc.


Item 1(b) Address of Issuer's Principal Executive Offices
          _______________________________________________

          2000 Cabot Blvd. West, Suite 110
Langhorne, PA 19047

Item 2(a) Name of Person Filing
          _____________________


This Schedule 13G is being jointly filed by Odyssey Capital Group, L.P. ("Odyssey"), John P. Kirwin, III, Bruce E. Terker and Kirk B. Griswold (collectively the "Reporting Persons"). Messrs. Kirwin, Terker and Griswold are each officers of the corporate general partner of Odyssey, as well as limited partners of Odyssey, with shared authority to vote and dispose of the shares held by Odyssey.


Item 2(b) Address of Principal Business Office, or, if none, Residence
          ____________________________________________________________

                Odyssey Capital Group, L.P.
                950 West Valley Road, Suite 2902
                Wayne, PA 19087


Item 2(c) Citizenship
          ___________

With regard to Odyssey:                                 Pennsylvania
With regard to all other Reporting Persons:             United States


Item 2(d) Title of Class of Securities
          ____________________________

          Common Stock, without par value


Item 2(e) CUSIP Number
          ___________

          775810 10 4


Item 3    Not Applicable

CUSIP No.  775810 10 4                 13G                   Page 7 of 8 pages

______________________________________________________________________________

Item 4    Ownership
          _________

(a) and (b)     Each of Odyssey and Kirk B. Griswold beneficially owned
                1,333,144 shares of the Issuer's Common Stock, or 14.5% of the shares outstanding, as of December 31, 1997, of which 28,000 shares were issuable upon exercise of warrants. Mr. Terker beneficially owned 1,389,545 shares of the Issuer's Common
                Stock, or 15% of the shares outstanding, as of December 31, 1997, of which 39,985 shares were issuable upon exercise of warrants. Mr. Kirwin benefically owned 1,353,144 shares of the Issuer's Common Stock, or 14.6% of the shares outstanding, as of December 31, 1997, of which 20,000 shares were issuable upon exercise of stock options.

 (c)            Number of shares as to which each of Odyssey and Kirk B.
                Griswold has:

        (i)     Sole power to vote or direct the vote...............   0 shares.

       (ii)    Shared power to vote or direct the vote ........1,333,144 shares.

      (iii)    Sole power to dispose or to direct the disposition of...0 shares.

       (iv)    Shared power to dispose or to direct the disposition
               of..............................................1,333,144 shares.

         Bruce E. Terker has sole power to vote or direct the vote and sole power to dispose or direct the direct the disposition of 56,401 shares of the Issuer's Common Stock, of which 11,985 are issuable upon exercise of warrants, held by Ballyshannon Partners, L.P., of which Mr. Terker is the sole general partner and limited partner. He has shared power to dispose or to direct the disposition of 1,333,144 shares of the Issuer's Common Stock.

         John P. Kirwin, III has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 20,000 shares of the Issuer's Common Stock, all of which are issuable upon exercise of stock options. He has shared power to dispose or to direct the disposition of 1,333,144 shares of the Issuer's Common Stock.


Item 5    Ownership of Five Percent or Less of a Class
          ____________________________________________

          Not applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person
          _______________________________________________________________

Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
          ___________________________________________________________________

          Not Applicable

CUSIP No.  775810 10 4                 13G                   Page 8 of 8 pages

______________________________________________________________________________

Item 8    Identification and Classification of Members of the Group
          _________________________________________________________

          Not Applicable


Item 9    Notice of Dissolution of Group
          ______________________________

          Not Applicable


Item 10   Certification
          _____________

          Not Applicable


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 17, 1998
__________________________________
Date


Odyssey Capital Group, L.P.

By:     Odyssey Capital Group, Inc.,
its general partner


By: /s/ John P. Kirwin, III
   -------------------------------------
   John P. Kirwin, III, President


/s/ John P. Kirwin, III
----------------------------------------
John P. Kirwin, III


/s/ Kirk B. Griswold
----------------------------------------
Kirk B. Griswold


/s/ Bruce E. Terker
----------------------------------------
Bruce E. Terker

        EXHIBIT "A"

        Joint Filing Agreement

         The undersigned agree that the foregoing Schedule 13G, dated February 17, 1998 is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(f).

Dated February 17, 1998


ODYSSEY CAPITAL GROUP, L.P.

By: /s/ John P. Kirwin, III
________________________________________
John P. Kirwin, III, President



/s/ John P. Kirwin, III
_______________________________________


John P. Kirwin, III
________________________________________
Name/Title



/s/ Kirk B. Griswold
________________________________________


Kirk B. Griswold
________________________________________
Name/Title



/s/ Bruce E. Terker
________________________________________
Bruce E. Terker


Bruce E. Terker
________________________________________
Name/Title